Issuer Free Writing Prospectus supplementing the

Preliminary Prospectus Supplement dated April 6, 2020

and the Prospectus dated November 1, 2018

April 6, 2020
Filed Under Rule 433

Registration No. 333-228108

Pricing Term Sheet

$2,000,000,000
Caterpillar Inc.

$800,000,000 2.600% Senior Notes due 2030

$1,200,000,000 3.250% Senior Notes due 2050

Issuer:	Caterpillar Inc.

Securities:	2.600% Senior Notes due 2030 3.250% Senior Notes due 2050

Principal Amount:	$800,000,000 for Senior Notes due 2030 $1,200,000,000 for Senior Notes due 2050

Maturity Date:	April 9, 2030 for Senior Notes due 2030 April 9, 2050 for Senior Notes due 2050

Coupon:	2.600% for Senior Notes due 2030 3.250% for Senior Notes due 2050

Price to Public:	99.459% for Senior Notes due 2030 99.601% for Senior Notes due 2050

Yield to Maturity:	2.662% for Senior Notes due 2030 3.271% for Senior Notes due 2050

Spread to Benchmark Treasury:	+200 basis points for Senior Notes due 2030 +200 basis points for Senior Notes due 2050

Benchmark Treasury:	UST 1.500% due February 15, 2030 UST 2.375% due November 15, 2049

Benchmark Treasury Price and Yield:	107-31+;0.662% 127-05;1.271%

Interest Payment Dates:	April 9 and October 9, commencing October 9, 2020

Optional Redemption:

Senior Notes due 2030:

At any time prior to January 9, 2030, the Senior Notes due 2030 may be redeemed in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

•                  100% of the principal amount of the Senior Notes due 2030 to be redeemed; or

•                  the sum of the present values of the remaining scheduled payments of principal and interest on the Senior Notes due 2030 to be redeemed, from the date of redemption to January 9, 2030, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate, plus 30 basis points, in each case, plus accrued and unpaid interest on the principal amount being redeemed to, but not including, the redemption date.

At any time on or after January 9, 2030, the Senior Notes due 2030 may be redeemed in whole at any time or in part from time to time, at our option, at a redemption price equal to 100% of the principal amount of the Senior Notes due 2030 being redeemed, plus accrued and unpaid interest on the principal amount being redeemed to, but not including, the redemption date.

Senior Notes due 2050:

At any time prior to October 9, 2049, the Senior Notes due 2050 may be redeemed in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

•                  100% of the principal amount of the Senior Notes due 2050 to be redeemed; or

•                  the sum of the present values of the remaining scheduled payments of principal and interest on the Senior Notes due 2050 to be redeemed, from the date of redemption to October 9, 2049, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate, plus 30 basis points, in each case, plus accrued and unpaid interest on the principal amount being redeemed to, but not including, the redemption date.

At any time on or after October 9, 2049, the Senior Notes due 2050 may be redeemed in whole at any time or in part from time to time, at our option, at a redemption price equal to 100% of the principal amount of the Senior Notes due 2050 being redeemed, plus accrued and unpaid interest on the principal amount being redeemed to, but not including, the redemption date.

Expected Settlement Date:	T+3; April 9, 2020

CUSIP / ISIN:	149123 CH2 / US149123CH22 for Senior Notes due 2030 149123 CJ8 / US149123CJ87 for Senior Notes due 2050

Expected Ratings*:	A3 (Stable) by Moody’s Investors Services, Inc. A (Stable) by S&P Global Ratings A (Stable) by Fitch Ratings, Inc.

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC MUFG Securities Americas Inc. SG Americas Securities, LLC

Co-Managers:

Barclays Capital Inc.

BNP Paribas Securities Corp.

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

U.S. Bancorp Investments, Inc.

TD Securities (USA) LLC

Lloyds Securities Inc.

Commerz Markets LLC

ING Financial Markets LLC

Loop Capital Markets LLC

Mizuho Securities USA LLC

Standard Chartered Bank

Wells Fargo Securities, LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

Mischler Financial Group, Inc.

ANZ Securities, Inc.

KBC Securities USA LLC

BBVA Securities Inc.

ICBC Standard Bank Plc

Westpac Capital Markets LLC

BNY Mellon Capital Markets, LLC

Itau BBA USA Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the notes will be made against payment therefor on or about April 9, 2020, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day before the delivery of the notes should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. (toll-free at 1-800-294-1322); J.P. Morgan Securities LLC (collect at 1-212-834-4533); MUFG Securities Americas Inc. (toll-free at 1-877-649-6848); Citigroup Global Markets Inc. (toll-free at 1-800-831-9146); or SG Americas Securities, LLC (toll-free at 1-800-861-9789).

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